EXHIBIT 99.1

Caledonia Mining Corporation Plc: Issue of Securities

ST HELIER, Jersey, June 10, 2019 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc (the “Company” or “Caledonia”) (NYSE American: CMCL; AIM: CMCL; TSX: CAL) announces that following the maturing of a long term incentive plan award on June 8, 2019 a total of 13,137 securities in the Company have been issued to a member of Caledonia’s staff. The securities have been issued in the form of depositary interests representing shares in the Company.

Application has been made by Caledonia for the admission of the depositary interests to trading on AIM and it is anticipated that trading in such securities will commence on June 14, 2019.

Following issue of the shares underlying the depositary interests, the Company has a total number of shares in issue of 10,763,041 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders of securities in the Company as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Maurice Mason	Tel: +44 1534 679 802 Tel: +44 759 078 1139

WH Ireland Adrian Hadden/Jessica Cave/James Sinclair-Ford	Tel: +44 20 7220 1751

Blytheweigh Tim Blythe/Camilla Horsfall/Megan Ray	Tel: +44 207 138 3204